Exhibit 21.1

SUBSIDIARIES OF FIDUS INVESTMENT CORPORATION

Name	Jurisdiction
FCAT Equity Corp.[1]	Delaware
FCCG Equity Corp.	Delaware
FCMH Equity Corp.	Delaware
FCPBS Equity Corp.	Delaware
Fidus Investment GP, LLC	Delaware
Fidus Mezzanine Capital, L.P.	Delaware
Fidus Mezzanine Capital II, L.P.	Delaware
Fidus Investment Holdings, Inc.	Delaware
FCIHA, Inc.	Delaware

[1]	Dissolution authorized on December 15, 2015 and currently in the process of winding up business.